Exhibit 21.1

Subsidiaries of Progenity, Inc.

1.	SPX3, Inc., a Delaware corporation

2.	Molecular Diagnostic Health Sciences, LLC, a Delaware limited liability company

3.	Progenity Holding Company, Inc., a Delaware corporation

4.	Avero Laboratory Holdings LLC, a Delaware limited liability company

5.	Progenity UK Limited, a private limited company incorporated in the United Kingdom